EXHIBIT 99.2 – Banco Santander, S.A. Deferred Multiyear Objectives Variable Remuneration Plan (Cycle IV)

The fourth cycle of the Deferred Multiyear Objectives Variable Remuneration Plan is a remuneration system that includes the delivery of shares of Banco Santander, S.A. (the “Bank” or “Banco Santander”) or rights thereon, and has been approved by the board of directors on the terms and conditions described below:

I.	Purpose and Beneficiaries

The fourth cycle of the Deferred Multiyear Objectives Variable Remuneration Plan has been implemented in connection with the variable remuneration or award (hereinafter, “Award A”) for financial year 2019 that has been approved by the board of directors or the appropriate body in each case, for executive directors of Banco Santander, senior management, country heads, other key executives from the main countries in which the Group operates and, in general, the Faro executives of the Group, all of them belonging to the “Identified Staff” or “Material Risk Takers” (that is, to categories of staff whose professional activities have a material impact on the risk profile of the institution or its Group in accordance with section 32.1 of Law 10/2014 of 26 June on organization, supervision and solvency of credit institutions, and the regulations in implementation thereof).

The number of beneficiaries of Award A was expected to be 300 persons, though this plan cycle does not affect those persons whose Award A is not paid, either in whole or in part, in shares or similar instruments of Banco Santander, but rather in shares or similar instruments of subsidiaries of Banco Santander. Taking into account possible changes in the workforce, the number of beneficiaries of this plan cycle may change. The board of directors, or the executive committee acting by delegation therefrom, may approve inclusions (through promotion or hiring at the Santander Group) or exclusions, without at any time changing the authorized maximum total number of shares to be delivered.

The purpose of this fourth cycle of the Deferred Multiyear Objectives Variable Remuneration Plan is (a) to defer a portion of Award A over a period of three to five years, depending on the beneficiary, subject to the non-occurrence of certain circumstances, (b) in turn, to link a portion of such amount to the performance of the Bank over a multiyear period, (c) for its payment, if applicable, in cash and in Banco Santander shares, and (d) also paying the other portion of such variable remuneration in cash and in Banco Santander shares at the outset, all in accordance with the rules set forth below.

II.	Operation

Award A of the beneficiaries for financial year 2019 are paid according to the following percentages, depending on the time of payment and on the group to which the beneficiary belongs (the “Immediate Payment Percentage”, to identify the portion for which payment is not deferred, and the “Deferred Percentage”, to identify the portion for which payment is deferred):

	Immediate Payment Percentage	Deferred Percentage (*)	Deferral Period (*)	Deferred Portion Subject to Objectives (*)
Executive directors and members of the Identified Staff whose total target(**) variable remuneration is ≥ €2.7 mill. (***)	40%	60%	5 years	Last 3 years (3/5 of Deferred Percentage)
Senior management, country heads of countries representing at least 1% of the Group’s financial capital and other Faro executives whose total target variable remuneration(**) is ≥ €1.7 mill. (< €2.7 mill.). (***)	50%	50%	5 years	Last 3 years (3/5 of Deferred Percentage)
Rest of Faro executives who are beneficiaries of Award A (***)	60%	40%	3 years	Last year (1/3 of Deferred Percentage)
(*)	In certain countries, the deferred percentage and the deferral period may be different to comply with applicable local regulations or with the requirements of the competent authority in each case. Likewise, the deferred portion subject to objectives may apply to years that are not the last years, but not before the third year.

(**)	Benchmark variable remuneration for standard compliance (100% of objectives).

(***)	The average closing exchange rates for the fifteen trading days prior to Friday, exclusive, for the week prior to the date on which the board of directors approved the variable remuneration of the executive directors of the Bank for financial year 2018 (29 January 2019), is used to assign a beneficiary to the corresponding category for variable remuneration not denominated in euros.

Taking the foregoing into account, Award A for financial year 2019 is paid as follows:

(i)	Each beneficiary receives in 2020, depending on the group to which such beneficiary belongs, the Immediate Payment Percentage applicable in each case, in halves and net of taxes (or withholdings), in cash and in Banco Santander shares (the “Initial Date”, meaning the specific date on which the Immediate Payment Percentage is paid).

(ii)	Payment of the Deferred Percentage of Award A applicable in each case, depending on the group to which the beneficiary belongs, is deferred over a period of 3 or 5 years (the “Deferral Period”) and is paid in thirds or fifths, as applicable, within thirty days of the anniversaries of the Initial Date in 2021, 2022 and 2023 and, if applicable, 2024 and 2025 (the “Anniversaries”), provided that the conditions described below are met.

(iii)	The deferred portion is paid in thirds or fifths (each one, an “Annual Payment”), which determines the maximum amount to be paid, if applicable, on each one of the Anniversaries.

(iv)	Each one of the payments that are applicable on the Anniversaries is paid 50% in cash and the other 50% in Banco Santander shares, after applying any withholding or interim payments applicable at any time.

(v)	The beneficiaries receiving Banco Santander shares pursuant to paragraphs (i) to (iv) above may not hedge them, either before or after their delivery, directly or indirectly. They may likewise not transfer them for one year as from each delivery of shares.

(vi)	On occasion of each payment of the deferred amount in cash, and subject to the same requirements, the beneficiary may be paid an amount in cash that offsets the effect of inflation on said deferred amount in cash.

In addition to continuity of the beneficiary within the Santander Group,1 the accrual of all Annual Payments is subject to none of the circumstances giving rise to the application of malus provisions as set out in the malus and clawback chapter of the Group’s remuneration policy having occurred during the period before each of the deliveries. Likewise, amounts of Award A already paid is subject to possible clawback by the Bank in the instances and for the period described in said policy, all upon the terms and conditions set forth therein.

1 When termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985 of 1 August governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares and the cash amounts that have been deferred, as well as any amounts arising from the inflation adjustment of deferred amounts in cash, shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares and in cash, such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

The application of malus and clawback provisions is activated in those events in which there is a deficient financial performance of the entity as a whole or of a specific division or area thereof or of exposures generated by the staff, and which must take into account at least the following factors:

(i)	Significant failures in risk management committed by the entity or by a business or risk control unit.

(ii)	An increase in the capital needs of the entity or a business unit that was not expected at the time the exposures were generated.

(iii)	Regulatory sanctions or court sentences for acts that might be attributable to the unit or to the staff responsible for them. Also a breach of the entity’s internal codes of conduct.

(iv)	Improper conduct, whether individual or collective. Negative effects from the sale of unsuitable products and the responsibilities of the persons or bodies making such decision is especially considered.

The individual policies of each country may also include any other standard required by legal provisions or by local regulators.

Additionally, the accrual of the third and, if applicable, fourth and fifth Annual Payments (these Annual Payments, together, the “Deferred Portion Subject to Objectives”) is subject to compliance with certain targets referring to the 2019- 2021 period (the “Multiyear Objectives”) and to the metrics and compliance scales associated with such Multiyear Objectives, which are those set forth below:

(a)	Compliance with the consolidated earnings-per-share (“EPS”) growth target of Banco Santander for 2021 compared to 2018. The coefficient corresponding to this target (the “EPS Coefficient”) is obtained from the following table:

2021 EPS growth (% over 2018)	EPS Coefficient
≥ 15%	1
≥ 10% but < 15%	0 – 1 (*)
< 10%	0
(*)	Straight-line increase in EPS Coefficient based on the specific percentage of growth of 2021’s EPS with respect to 2018’s EPS within this bracket of the scale.

(b)	Relative performance of total shareholder return (“TSR”) of the Bank for the 2019-2021 period compared to the TSRs of a peer group of 9 credit institutions.

For these purposes:

–	“TSR” means the difference (expressed as a percentage) between the final value of an investment in ordinary shares of Banco Santander and the initial value of the same investment, taking into account that for the calculation of such final value, dividends or other similar items (such as the Santander Dividendo Elección scrip dividend scheme) received by the shareholder due to such investment during the corresponding period of time is considered as if they had been invested in more shares of the same class at the first date on which the dividend or similar item is owed to the shareholders and at the average weighted listing price on said date. To calculate TSR, the average weighted daily volume of the average weighted listing prices corresponding to the fifteen trading sessions prior to 1 January 2019 (excluded) (for the calculation of the initial value) and of the fifteen trading sessions prior to 1 January 2022 (excluded) (for the calculation of the final value) is taken into account.

–	“Peer Group” means the group made up of the following 9 financial institutions: Itaú, Credit Agricole, HSBC, BNP Paribas, Citi, ING, BBVA, Scotiabank and Unicredit.

For this TSR metric, the following achievement scale is established:

TSR position of Santander	“TSR Coefficient”
Exceeding percentile 66	1
Between percentiles 33 and 66 (both inclusive)	0-1(*)
Below percentile 33	0
(*)	Proportional increase in TSR Coefficient according to the number of positions moved up in the ranking within this bracket of the scale.

(c)	Compliance with the fully-loaded common equity tier 1 (“CET1”) ratio target of the Santander Group for financial year 2021. The coefficient corresponding to this target (the “CET1 Coefficient”) is obtained from the following table:

CET1 in 2021	CET1 Coefficient
≥ 12%	1
≥ 11.5% but < 12%	0.5 – 1(*)
< 11.5%	0
(*)	Straight-line increase in CET1 Coefficient based on 2021’s CET1 within this bracket of the scale.

In order to verify if this target has been met, any potential increase in CET1 deriving from share capital increases (other than those implemented under the Santander Dividendo Elección scrip dividend scheme) is disregarded. Moreover, the CET1 ratio at 31 December 2021 may be adjusted in order to remove the effects of any regulatory change on the calculation rules thereof that may occur prior to such date.

To determine the amount of the Deferred Portion Subject to Objectives that, if applicable, must be paid to each beneficiary on the corresponding Anniversaries (each payment, a “Final Annual Payment”), and without prejudice to the adjustments that may result from application of the aforementioned malus policy:

Final Annual Payment = Amt. x (1/3 x A + 1/3 x B + 1/3 x C)

where,

–	“Amt.” corresponds to the amount of Award A equivalent to an Annual Payment.

–	“A” is the EPS Coefficient according to the scale in paragraph (a) above based on EPS growth in 2021 compared to 2018.

–	“B” is the TSR Coefficient according to the scale in paragraph (b) above based on the relative performance of the TSR of the Bank for the 2019-2021 period with respect to the Peer Group.

–	“C” is the CET1 Coefficient resulting from compliance with the CET1 target for 2021 described in paragraph (c) above.

III.	Maximum Number of Shares to Be Delivered

The final number of shares delivered to each beneficiary, including both those for immediate payment and those for deferred payment, is calculated taking into account: (i) the amount resulting from applying applicable taxes (or withholdings), and (ii) the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifteen trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors approves Award A for the executive directors of the Bank for financial year 2019 (hereinafter, the “2020 Listing Price”).

Taking into account that the board of directors has estimated that the maximum amount of Award A to be delivered in shares to the beneficiaries of the fourth cycle of the Deferred Multiyear Objectives Variable Remuneration Plan comes to 143 million euros (the “Maximum Amount of Award A Distributable in Shares” or “MAAADS”), the maximum number of shares of Santander that may be delivered to such beneficiaries under this plan (the “Limit of Award A in Shares” or “LAAS”) is determined, after deducting any applicable taxes (or withholdings), by applying the following formula:

MAAADS
LAAS	=	2020 Listing Price

Included in the Maximum Amount of Award A Distributable in Shares is the estimated maximum amount of Award A to be delivered in shares to the executive directors of the Bank, which comes to 11.5 million euros (the “Maximum Amount Distributable in Shares for Executive Directors” or “MADSED”). The maximum number of Banco Santander shares that may be delivered to the executive directors under this plan (the “Limit on Shares for Executive Directors” or “LSED”) is determined, after deducting any applicable taxes (or withholdings), by applying the following formula:

MADSED
LSED	=	2020 Listing Price

IV.	Other Rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered is modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume is used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or vice versa.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties with whom agreements have been signed to ensure that the commitments made is met.